FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)

El Golf 150 Fourteenth Floor Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

Item
1.	Material Fact	3

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CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Santiago, May 12, 2004

Chilean Securities Commission

Re.:     Notification of Material Fact

Ladies and Gentlemen:

The undersigned, in his capacity as legal advisor to Celulosa Arauco y Constitución S.A. (“ARAUCO”), communicates the following material fact to the Commission, in accordance with applicable law.

In a meeting on May 11, 2004, the board of directors of ARAUCO approved the following operation:

SEGUROS CON CRUZ DEL SUR S.A.

ARAUCO and its affiliates have reached an agreement with Compañía de Seguros Generales Cruz del Sur S.A. to obtain fire insurance, for a total of U.S.$7,100,000 for one year.

José Tomás Guzmán Dumas, Roberto Angelini Rossi and Jorge Andueza Fouque are on the board of directors of Compañía de Seguros Generales Cruz del Sur S.A. as well as on the board of directors of ARAUCO.

Best regards,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Edmundo Ernst Vallette

Legal Advisor

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